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                                                                    EXHIBIT 99.1

             AMDOCS LIMITED COMPLETES ACQUISITION OF CLARIFY ASSETS

           ACQUISITION CREATES THE NO. 1 COMMUNICATIONS CRM PROVIDER,
      COMBINING INDUSTRY LEADING SOFTWARE AND SERVICES, ENSURING RETURN ON
                                   INVESTMENT

SAN JOSE, CALIFORNIA, November 28, 2001--Amdocs Limited (NYSE:DOX), the world's leading provider of customer care, billing and order management systems to the communications industry, announced today the completion of the previously announced acquisition from Nortel Networks* of substantially all of its Clarify assets, a leading portfolio of Customer Relationship Management (CRM) software for communications companies and other enterprise sectors, for approximately US$200 million in cash. This acquisition combines industry leading best-in-class CRM functionality with Amdocs renown integration and delivery capabilities, positioning Amdocs as the world's leading provider of CRM to the communications industry and reinforcing its leadership position in delivering the industry's most comprehensive portfolio of business software applications.

"Clarify completes the Amdocs CRM product suite, enabling us to deliver the only pre-integrated CRM, billing and order management solution and stand-alone Communications CRM offering with proven support for communications providers," said Avi Naor, President and Chief Executive Officer of Amdocs Management Limited. "With Amdocs' extensive product set, communication-specific functionality and powerful delivery capabilities, we are offering the number one CRM solution for major communications providers worldwide. CRM is mission-critical for communications providers' success and the combined Amdocs Clarify offering and knowledgebase virtually guarantees unprecedented return on investment, allowing providers to build and maintain customer loyalty, manage customer growth and retention and ultimately increase profitability. Additionally, Amdocs will establish long-term relationships with new strategic customers."

Amdocs will tightly integrate Clarify's business as part of Amdocs' new CRM division and configure it to Amdocs' successful business model that combines service and solutions. In addition, Amdocs will extend its industry-leading CRM offering as a best-in-class solution, retaining its focus on communications, while ensuring continued support to Clarify's enterprise customers. The Clarify team, in conjunction with Amdocs expertise, positions Amdocs as the world's most widely installed communications CRM solution.

"We have already seen interest in our combined solution. Amdocs is expanding in all areas including product, employees, customers and partners. Clarify capabilities are integral to our business, as we maintain our focus on the communications market, with a strong commitment to service and support for enterprise customers," concluded Naor.

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Amdocs Clarify CRM Suite will provide the most reliable CRM solution in the industry. Amdocs Clarify CRM Suite integrates front office and business management applications, providing a consolidated view of all customer interactions with a single database for complete lifecycle customer management. Clarify expands the Amdocs customer base with over 1,300 customers, including over 250 service providers supported by a global presence from offices throughout North America, Europe and Asia, and strengthens relationships with existing Amdocs customers.

AMDOCS LIMITED

Amdocs is the world's leading provider of CRM, billing and order management systems to the communications industry. Amdocs has an unparalleled success record in project delivery of its mission-critical products. With human resources of more than 8,600 information systems professionals, Amdocs supports a global customer base. For more information visit our Web site at www.amdocs.com.

This news release may contain certain forward-looking statements as defined under the Securities Act of 1933, as amended, including statements about Amdocs' growth and business results. Although we believe the expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs' ability to grow in the mobile, wireline and IP business segments, adverse effects of market competition, rapid technological shifts that may render the company's products and services obsolete, potential loss of a major customer, and risks associated with operating businesses in the international market. The forward-looking information is within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934, and subject to certain risks and uncertainties, and actual results may differ materially. These risks and uncertainties are described in greater detail in Amdocs' filings with the Securities and Exchange Commission.

    * Nortel Networks is a trademark of Nortel Networks.

CONTACTS:   Amdocs
            Thomas G. O'Brien, 314/212-8328
            info@amdocs.com
                or
            Porter Novelli for Amdocs
            Greg Kalish, 212/601-8470
            Fax: 212/601-8101
            gkalish@porternovelli.com